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                    TS&W/Heitman/Claymore Equity Income Fund
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

                                                               November 23, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  TS&W/Heitman/Claymore Equity Income Fund (CIK: 0001267998)
     Request for Withdrawal of Registration Statement on Form N-2
     File Nos. 333-109940, 811-21456

Ladies and Gentlemen:

     On October 24, 2003, TS&W/Heitman/Claymore Equity Income Fund (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of the Registrant (accession number 0000950172-03-003112 ). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for TS&W/Heitman/Claymore Equity Income Fund. No securities were sold in connection with the offering.

     If you have any questions regarding this filing, please contact the undersigned at (630) 505-3736 or Heidemarie Gregoriev at (630) 505-3783.


                                   Sincerely,

                                   TS&W/Heitman/Claymore Equity Income Fund
                                   (Registrant)


                                   By: /s/ Nicholas Dalmaso
                                       ---------------------------------
                                       Nicholas Dalmaso
                                       Chief Legal and Executive Officer